UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Vicon Industries, Inc.
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

925811-10-1
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(CUSIP Number)

Anita G. Zucker, as Trustee of
The Article 6 Marital Trust
c/o The InterTech Group, Inc.
4838 Jenkins Avenue
North Charleston, SC 29405
(843) 744-5174
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:
Robert Johnston The InterTech Group, Inc. 4838 Jenkins Avenue North Charleston, SC 29405 (843) 744-5174	George S. King, Jr., Esq. Haynsworth Sinkler Boyd, P.A. Post Office Box 11889 Columbia, SC 29211 (803) 779-3080

March 23, 2018
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 925811-10-1	PAGE 2 OF 5

1. NAME OF REPORTING PERSON

 Anita G. Zucker, as Trustee of the Article 6 Marital Trust

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
  00

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
  or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

  USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  7. SOLE VOTING POWER

   0

 8. SHARED VOTING POWER

   0

  9. SOLE DISPOSITIVE POWER

   0

  10. SHARED DISPOSITIVE POWER

   0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   0

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions ) [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14. TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.  Security and Issuer

Common stock, no par value, of Vicon Industries, Inc., 135 Fell Court, Hauppage, New York 11788 (the "Issuer").

Item 2.  Identity and Background

Anita G. Zucker is a natural person whose business address is c/o The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker is the Trustee of the Article 6 Marital Trust (the "Trust"), a transferee of The Jerry Zucker Revocable Trust dated March 20, 2007 (the "Trust"). Mrs. Zucker's principal occupation is as the Chairperson and chief executive officer of The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mrs. Zucker is a citizen of the State of South Carolina and the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable - this amendment reports the disposition of all of the Issuer's securities held by the Trust.

Item 4. Purpose of Transaction

The Trust acquired common stock of the Issuer (the "Shares") and warrants to purchase additional Shares for investment purposes. The Trust continually reviews the performance of this investment and its investment alternatives.   On March 23, 2018, the Trust disposed of all of the Shares of Issuer and warrants to acquire Shares of Issuer held by the Trust.

Item 5.  Interest in Securities of the Issuer

At March 26, 2018 the Trust no longer owns any shares or warrants to purchase additional shares of the Issuer's common stock.

Transactions in the Issuer's common stock effected in the sixty days preceding the date of this statement and not previously reported were limited to a private transfer of 7,284,824 shares of Issuer common stock and warrants to purchase an additional 1,500,000 shares of Issuer common stock for $0.40 per share to a single buyer, Cemtrex, Inc., in exchange for 1,012,625 shares of common stock of the buyer.  Based upon the five-day weighted average price of the buyer's common stock, the transaction had an agreed upon value of $2,913,929.60.

The date on which the reporting person ceased to be the beneficial owner of more than five percent of any class of securities of the Issuer was March 23, 2018.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

 Not applicable.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2018

s/Anita G. Zucker
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Anita G. Zucker, as Trustee for
The Article 6 Marital Trust